May 11, 2021



VIA E-MAIL

James C. Hoodlet
Vice President and Chief Counsel
John Hancock
200 Berkeley St.
Boston, Massachusetts 02116

       RE:     John Hancock Life Insurance Company (U.S.A.):
               John Hancock Life Insurance Company (U.S.A.) Separate Account A
                   Accumulation Variable Universal Life 2021    (   AVUL 21   )
               Initial Registration Statement filed on Form N-6
               File Nos. 811-4834 and 333-254210

               John Hancock Life Insurance Company (U.S.A.) Separate Account A
                   Majestic Accumulation VUL 2021    (   MAVUL 21   )
               Initial Registration Statement filed on Form N-6
               File Nos. 811-4834 and 333-254211

Dear Mr. Hoodlet:

      On March 12, 2021, you filed the above-referenced initial registration statements on Form N-6 on behalf of John Hancock Life Insurance Company (U.S.A.) (the
   Company   ) and its separate account.

        The following comments are based on a review of the marked courtesy copy of the prospectus for the AVUL 2021 provided to the staff and the EDGAR statement of additional information and Part C. Capitalized terms have the same meaning as in the registration statement. Based on our review, we have the following comments.

    Please note that unless indicated otherwise, all comments shall also apply to the
MAVUL 21.

GENERAL

1. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the
 James C. Hoodlet, Esq.
John Hancock
May 11, 2021
Page 2 of 4

Company will be solely responsible for any benefits or features associated with the
Policy.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

PROSPECTUS

4. Please retain the last sentence of the second to last paragraph under The nature of
the policy    on page 4 which relates to the amount of broker-dealer
compensation paid
relative to the amount of Supplemental Face Amount purchased or supplementally explain why it should not be included.

Please also retain the similar disclosure in the first sentence of the second paragraph
under    Base Face Amount vs. Supplemental Face Amount    on page 25.

5. In the introductory narrative to the Total Annual Portfolio Operating Expenses table on page 12, the information should be provided as of December 31, 2020, not 2019.

6.     The first paragraph on page 24 preceding    Withdrawals or transfers
is very dense
now that there are 4 options. Please put the information into bullet points or break out by each option type.

7. Please clarify the third sentence of the same paragraph. It is unclear how the index change can be consistent and higher, e.g., consistently higher instead?

8.      Base Face Amount vs. Supplemental Face Amount (page 25)

        Reconcile the third paragraph with corresponding paragraph on page 25 of the
MAVUL prospectus where the latter disclosure does a better job of explaining what to do if an investor is more interested in reducing Face Amount charges as opposed to taking advantage of the No Lapse Guarantee feature.

9.      No-lapse guarantee (page 29)

        Unless the disclosure is no longer accurate, please retain the deleted second sentence in the fourth paragraph and the disclosure deleted in the last paragraph of the section on page 30 regarding consequences if the No-Lapse Guarantee is no longer in effect. Please note that the corresponding paragraphs on page 30 of the MAVUL prospectus provides the deleted disclosure.
 James C. Hoodlet, Esq.
John Hancock
May 11, 2021
Page 3 of 4

10.     The policy value (page 31)

       Please retain the original wording of the third paragraph which appears more accurate and informative then the proposed revisions.

11.     Policy credit (page 31)

       It is confusing to start each of items a. through c. with    equals
given the lead in
from the first paragraph is "equal to (a) + (b) - (c).    Please consider
deleting "equals"
from the beginning of each item.

12.  With respect to the disclosure added to the second paragraph under
Standard
Compensation    on page 52, please explain the term    trail commissions.

13.     Independent registered public accounting firm (page 58)

       Update the dates of the financials to be provided and delete reference to the prospectus as the location where any financial statements appear.

Update the same section in the SAI as well.

PART C

14. Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

15.     Financial Statements, Exhibits, and Certain Other Information

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.


                                         ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
 James C. Hoodlet, Esq.
John Hancock
May 11, 2021
Page 4 of 4

        Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

      In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing any pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                                   Sincerely,

                                                                   /s/ Sonny Oh

                                                                   Sonny Oh
                                                                   Senior
Counsel